                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            POOL ENERGY SERVICES CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    732788-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Anthony G. Petrello
                            Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                             Houston, Texas  77067
                                  281/874-0035
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 10, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.





                     (Continued on the following pages)




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
                                  SCHEDULE 13D

CUSIP No.     732788-10-4
           ----------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NABORS INDUSTRIES, INC.
      93-0711613

 2    Check the appropriate box if a member of a group      (a) [X]
                                                            (b) [ ]


 3    SEC USE ONLY



 4    SOURCE OF FUNDS

      WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]



 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

                       7   SOLE VOTING POWER          ---

     NUMBER OF
       SHARES          8   SHARED VOTING POWER        2,209,500
    BENEFICIALLY
      OWNED BY
        EACH           9   SOLE DISPOSITIVE POWER     ---
     REPORTING
       PERSON
        WITH          10   SHARED DISPOSITIVE POWER   2,209,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,209,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%

 14   TYPE OF REPORTING PERSON*

      CO, HC





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                                  SCHEDULE 13D

CUSIP No.     732788-10-4
           ----------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NABORS ALASKA DRILLING, INC.
      92-0029773

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                            (b) [ ]


 3    SEC USE ONLY



 4    SOURCE OF FUNDS

      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [ ]
      ITEMS 2(d) OR 2(E)



 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      ALASKA

                       7   SOLE VOTING POWER         ---

     NUMBER OF
       SHARES          8   SHARED VOTING POWER       2,209,500
    BENEFICIALLY
      OWNED BY
        EACH           9   SOLE DISPOSITIVE POWER    ---
     REPORTING
       PERSON
        WITH          10   SHARED DISPOSITIVE POWER  2,209,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,209,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%

 14   TYPE OF REPORTING PERSON*

      CO





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ITEM 4.  PURPOSE OF TRANSACTION

  As of January 10, 1999, Nabors and Starry Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Nabors ("Merger Sub"), entered into a definitive agreement and plan of merger (the "Merger Agreement") with Pool. The Merger Agreement provides, subject to certain conditions set forth therein, that Merger Sub will be merged (the "Merger") with and into Pool, with Pool continuing as the surviving corporation and a wholly owned subsidiary of Nabors. At the effective time of the Merger, each share of common stock, without par value, of Pool (the "Pool Common Stock") issued and outstanding (excluding any treasury shares held by Pool or any of its subsidiaries and shares held by Nabors or any of its subsidiaries), including the associated common stock purchase rights, if any, outstanding at the effective time of the Merger, will be converted into the right to receive 1.025 shares of common stock, par value $.10 per share, of Nabors (the "Nabors Common Stock"). On January 11, 1999, Nabors and Pool issued a joint press release announcing the execution of the Merger Agreement, and the termination of the January 12, 1999 meeting of Pool shareholders previously called by Nabors.

  The closing of the Merger is subject to certain conditions, including, among other things, the approval of the holders of at least two-thirds of the Pool Common Stock, the registration with the Securities and Exchange Commission of the shares of Nabors Common Stock to be issued in connection with the Merger and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  In connection with the Merger Agreement, Pool has taken all actions necessary to cause the Rights Agreement, dated as of June 7, 1994, between Pool and The First National Bank of Boston as Rights Agent, to be amended so that the Merger Agreement and the Merger will not cause the common stock purchase rights to become exercisable and that the common stock purchase rights will expire immediately prior to the closing of the Merger.

  The description of the Merger Agreement and the press release does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement and the press release, which are filed as exhibits to this
Schedule 13D and are incorporated by reference in response to this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  As noted in response to Item 4, as of January 10, 1999, Nabors, Merger Sub and Pool entered into the Merger Agreement. Pursuant to the Merger Agreement, Pool, through its Board of Directors, has agreed to recommend that Pool's shareholders approve of the Merger Agreement and the Merger, subject to fiduciary duties and the terms of the Merger Agreement. Pool, through its Board of Directors, also has agreed to vote the 769,231 shares of Pool Common stock subject to that certain voting agreement dated as of March 31, 1998, between Pool and Alton A. Gonsoulin in favor of the Merger Agreement and the Merger. The response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference in response to this
Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  99.8 Agreement and Plan of Merger, dated as of January 10, 1999, by and among Nabors Industries, Inc., Starry Acquisition Corp. and Pool Energy Services Co. (incorporated by reference to Nabors Industries, Inc. Current Report on Form 8-K (File No. 1-9245) dated January 10, 1999).

  99.9 Press Release, issued by Nabors and Pool on January 11, 1999 (incorporated by reference to Nabors Industries, Inc. Current Report on Form 8-K (File No. 1-9245) dated January 10, 1999).





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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                NABORS INDUSTRIES, INC.


Date:  January 13, 1999                         /s/ Richard A. Stratton
                                                --------------------------------
                                                Richard A. Stratton
                                                Vice Chairman



                                                NABORS ALASKA DRILLING, INC.


Date:  January 13, 1999                         /s/ Richard A. Stratton
                                                --------------------------------
                                                Richard A. Stratton
                                                Vice President





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